UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41324

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Item 4.01 Changes in Registrant’s Certifying Accountant

Appointment of New Independent Registered Public Accounting Firm

As previously reported on Form 6-K filed with the Securities and Exchange Commission on May 10, 2024, on May 6, 2024, Australian Oilseeds Holdings Limited (the “Company”) dismissed BF Borgers CPA PC, as its independent registered public accounting firm. In the ensuing time, the Company’s board of directors and its chief executive officer have actively searched for and interviewed replacement audit firms. On July 23, 2024, the Company has appointed BDO Audit Pty Ltd., as its successor auditor of the Company effective upon execution, to audit the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2023 and 2022 and onward. The appointment of BDO Audit Pty Ltd. has been considered and approved by both the Audit Committee and the Board.

During the Company’s two most recent fiscal years and through June 23, 2024, neither the Company nor anyone acting on the Company’s behalf consulted with BDO Audit Pty Ltd. with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australian Oilseeds Holdings Limited
(Registrant)

Date: July 26, 2024	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Interim Chief Executive Officer and Director